UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.

(Exact Name of Registrant as Specified in Its Charter)

110 Yonge Street, Suite 1601, Toronto, Ontario M5C 1T4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On April 2, 2024, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + an annual information form for the fiscal year ended December 31, 2023, audited consolidated financial statements for the fiscal years ended December 31, 2023 and 2022, management’s discussion and analysis for the fiscal year ended December 31, 2023 and certifications of each of its Chief Executive Officer and Chief Financial Officer, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4 and 99.5, respectively. Exhibits 99.1, 99.2, 99.3 and 99.6 to this Form 6-K are each hereby incorporated by reference into the Registration Statement on Form S-8 of Digihost Technology Inc. (File No 333-276647).

Exhibits

Exhibit No.	Description
99.1	Annual Information Form for the year ended December 31, 2023
99.2	Audited Consolidated Financial Statements for the years ended December 31, 2023 and 2022
99.3	Management’s Discussion and Analysis for the year ended December 31, 2023
99.4	Certification of Annual Filings - CEO
99.5	Certification of Annual Filings - CFO
99.6	Consent of Raymond Chabot Grant Thornton LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

	By:	/s/ Michel Amar
Name: Michel Amar
Title: Chief Executive Officer

Date: April 3, 2024